Foamex International Inc.
                              1000 Columbia Avenue
                                Linwood, PA 19061

                                    July 31, 2000


The Bank Nova Scotia
One Liberty Plaza
New York, New York 10006

Attention: D. Norman Gillespie

                    Foamex International Inc. Share Exchange

Dear Sirs:

            This will confirm our agreement concerning a portion of the 7,197,426 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Foamex International Inc. ("Foamex") currently held of record by Trace Foam Sub, Inc. ("Trace") and Trace International Holdings, Inc. ("TII"), which are subject to liens and security interests in favor of The Bank of Nova Scotia ("Scotia Bank"), a creditor of TII, the holder of all of the outstanding shares of capital stock of Trace, and of Trace.

            We understand that Scotia Bank and John S. Pereira, in his capacity as the Chapter 7 trustee for the estates of Trace and TII (the "Trustee"), have entered into a Stipulation of Settlement (the "Stipulation of Settlement") in the form attached hereto as Exhibit "A," which is subject to approval by the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Stipulation of Settlement provides, among other things, that Scotia Bank will have the right to take title to 1,500,000 of the Shares so that the agreement described herein may be effectuated.

            Foamex and Scotia Bank desire to facilitate the orderly transfer of Common Stock held of record by Trace to Scotia Bank (and its potential transferees) following Bankruptcy Court approval of the Stipulation of Settlement in a manner that does not constitute a "change in control", as defined in instruments governing certain outstanding indebtedness issued by Foamex L.P. and Foamex Carpet Cushion, Inc., subsidiaries of Foamex. Accordingly, Foamex and Scotia Bank hereby agree as follows:

     1. The Share Exchange. On the terms and subject to the conditions set forth herein, at the Closing (as defined below), (a) Scotia Bank shall transfer, assign and deliver to Foamex a certificate representing 1,500,000 shares of Common Stock (the "Exchanged Shares"), together with stock powers endorsed in blank, and (b) Foamex shall issue, in exchange for the Exchanged Shares, a certificate registered in the name of Scotia Bank representing 15,000 shares of Series B Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), of Foamex. The Series B Preferred Stock shall have the rights, terms and preferences as set forth in the form of Certificate of Designations attached hereto as Exhibit "B" (the "Certificate"). The exchange contemplated by this paragraph 1 is referred to herein as the "Share Exchange").

     2. Closing. The closing of the Share Exchange (the "Closing") shall take place within two business days following the satisfaction or waiver of the conditions set forth in paragraph 5 below at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, NY 10019.

     3. Foamex Representations and Warranties. Foamex represents and warrants to Scotia Bank as follows:

     (a) Organization and Good Standing. Each of Foamex and its material subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Foamex and its material subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a material adverse effect on the business, assets, condition (financial or otherwise) or the results of operations of Foamex and its material subsidiaries, taken as a whole.

     (b) Authorization; Binding Agreement. Foamex has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Foamex and constitutes the legal, valid and binding agreement of Foamex enforceable against Foamex in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

     (c) Filings; Consents. Except for (i) the filing of the Certificate with the Secretary of State of Delaware, (ii) obtaining an appropriate determination from the Administrative Agents under each of (A) the Second Amended and Restated Foamex International Guaranty, dated as of February 27, 1998, as amended, made by Foamex in favor of Citicorp USA, Inc., as Collateral Agent, and (B) the Foamex International Guaranty, dated as of February 27, 1998, as amended, made by Foamex in favor of Citicorp USA, Inc., as intercreditor collateral agent, in each case with respect to the amendment to the Foamex Certificate of Incorporation upon the filing of the Certificate (collectively, the
"Determinations"), and (iii) any necessary filings with the Securities and Exchange Commission to report the Share Exchange, Foamex is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or other party in connection with the execution and delivery by Foamex of this Agreement and the performance by it of the transactions contemplated hereby. The execution and delivery of this Agreement by Foamex and the performance by it of the transactions contemplated hereby do not and will not conflict with or violate any statute, ordinance, rule or regulation applicable to Foamex, or any writ or injunction to which Foamex is a party or by which Foamex or its properties are bound, and do not and will not breach, conflict with or violate, or cause an event of default under, any Credit Documents listed on Schedule I to the opinion of counsel dated as of the date of this Agreement, provided to Citicorp USA, Inc. and Scotia Bank as Administrative Agents under each of the Foamex L.P. Credit Agreement and the Foamex Carpet Credit Agreement (as each such term is defined in the Certificate) ("Schedule I"). The Common Stock Transfer (as defined in paragraph 6(c) below) does not and will not breach, conflict with or violate, or cause an event of default under, any Credit Documents listed on Schedule I. A copy of Schedule I is attached hereto.

     (d) Preferred Stock. The shares of Series B Preferred Stock to be issued hereunder to Scotia Bank shall be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive or similar rights.

     (e) Capitalization. On the date of this Agreement, there are 25,059,994 shares of Common Stock issued and outstanding. On the date of this Agreement, Foamex has no other shares of capital stock issued and outstanding.

     4. Scotia Bank Representations and Warranties. Scotia Bank represents and warrants to Foamex as follows:

     (a) Filings; Consents. Except for the approval of the Stipulation of Settlement by the Bankruptcy Court and any necessary filings with the Securities and Exchange Commission to report the Share Exchange or the Common Stock Transfer (as defined below), Scotia Bank is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or other party in connection with the execution and delivery by Scotia Bank of this Agreement and the performance by it of the transactions contemplated hereby. The execution and delivery by Scotia Bank and the performance by it of the transactions contemplated hereby does not and will not conflict with or violate any statute, ordinance, rule or regulation applicable to Scotia Bank, or any writ or injunction to which Scotia Bank is a party or by which Scotia Bank or its properties are bound, and does not and will not conflict with, or cause an event of default under, any material contract to which Scotia Bank is a party.

     (b) Exchange. Upon approval of the Stipulation of Settlement by the Bankruptcy Court, Scotia Bank will have full power and authority to cause the Trustee to deliver the Exchanged Shares to Foamex at the Closing. Foamex will acquire good and marketable title thereto, free and clear of any mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances or demands whatsoever, all to the extent created by or at the direction of Scotia Bank.

     (c) Investment Intent. The shares of Series B Preferred Stock to be acquired by Scotia Bank pursuant to this Agreement will be acquired for its own account and with no intention of distributing or reselling such securities or the Common Stock issuable upon conversion thereof in any transaction that would be in violation of the securities laws of the United States of America, or any state, without prejudice, however, to its right at all times to sell or otherwise dispose of all or any part of such shares under an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or under an exemption from such registration available under the Securities Act. If Scotia Bank should in the future decide to dispose of any of the shares of Series B Preferred Stock or any Common Stock into which such shares may be converted, Scotia Bank understands and agrees that it may do so only in compliance with the Securities Act and applicable state securities laws, as then in effect. It agrees to the imprinting of a legend on certificates representing all of the shares of Series B Preferred Stock or any Common Stock into which such shares may be converted to the following effect: "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS."

     5. Conditions to Obligations. The obligation of Foamex and Scotia Bank to consummate the Share Exchange shall be subject to the fulfillment at or prior to the Closing, of the following conditions, any of which may be waived by the mutual agreement of Foamex and Scotia Bank:

     (a) Each of the representations and warranties contained in paragraphs 3 and 4 hereof shall be true and correct in all material respects as of the date of the Closing, and Scotia Bank and Foamex shall have complied in all material respects with the covenants contained in paragraphs 6 and 7 hereof to the extent such covenants are to be performed prior to Closing.

     (b) The Certificate shall have been duly filed with the Secretary of State of Delaware.

     (c) Foamex shall have received the Determinations.

     (d) The Bankruptcy Court shall have approved the Stipulation of Settlement by entry of an order in all material respects satisfactory to Foamex and Scotia Bank, which order (i) shall not have been stayed, modified or reversed and (ii) shall have become a final, non-appealable order.

     (e) No action, suit or other proceeding shall be pending before any court, governmental or regulatory official, body or authority in which it is sought to restrain or prohibit the transactions contemplated hereby, and no injunction, judgment, order, decree or ruling with respect thereto shall be in effect.

     (f) Counsel to Foamex shall have delivered an opinion to Scotia Bank substantially in the form of Exhibit "C" hereto.

     (g) The Closing shall occur on or before October 31, 2000.

     6. Covenants of Foamex.

     (a) Foamex covenants that it at all times will reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock or its issued shares of Common Stock held in its treasury, or both, for the purpose of effecting conversion of the Series B Preferred Stock, up to 1,500,000 shares of Common Stock deliverable upon the conversion of all outstanding shares of Series B Preferred Stock not theretofore converted. Foamex covenants that any shares of Common Stock issued upon conversion of the Series B Preferred Stock shall be validly issued, fully paid and non-assessable.

     (b) If Foamex adopts a stockholder rights plan, such plan shall provide that the shares of Common Stock to be held by the Trustee or Scotia Bank immediately following the Share Exchange shall be "grandfathered" under the terms of such plan, so as not to trigger the exercisability of any rights issued thereunder solely as a result of a person or entity acquiring such shares from the Trustee, Scotia Bank or their respective transferees; provided that any additional shares of Common Stock acquired by a holder who beneficially owns such initial amount shall trigger such exercisability.

     (c) After the Closing, Foamex shall cooperate in the transfer of the 5,697,426 shares of Common Stock by the Trustee to Scotia Bank contemplated by
Section 4 of the Stipulation of Settlement (the "Common Stock Transfer").

     7. Covenant of Scotia Bank. Prior to consummation of the Share Exchange, Scotia Bank shall not take title to, or otherwise become the beneficial owner of any shares of Common Stock, whether acquired from the Trustee or otherwise, except in an amount up to 53,000 shares of Common Stock owned by Scotia Bank as of the date of this Agreement.

     8. Miscellaneous.

     (a) This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

     (b) No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

     (c) This Agreement shall be governed and construed in accordance with the internal laws of the State of New York.

     (d) This Agreement may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

     (e) All representations, warranties and covenants of the parties shall survive the Closing.

     If Scotia Bank agrees to the foregoing, please sign as indicated below and return a copy to the undersigned.

                              FOAMEX INTERNATIONAL INC.


                              By: /s/ John G. Johnson, Jr.
                                  --------------------------
                              Name:  John G. Johnson, Jr.
                              Title: President and Chief Executive
                                     Officer


Agreed to:

THE BANK OF NOVA SCOTIA


By:  /s/ D.N. Gillespie
     ----------------------
Name:  D.N. Gillespie
Title: Managing Director


                                                                     Exhibit B
                                                   to Share Exchange Agreement


                                      FORM

                                       of

                           CERTIFICATE OF DESIGNATIONS

                                       of

                            SERIES B PREFERRED STOCK

                                       of

                            FOAMEX INTERNATIONAL INC.

                         (Pursuant to Section 151 of the
                             Delaware General Corporation Law)


                                  -----------------------

            Foamex International Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation (the "Board of Directors") as required by Section 151 of the General Corporation Law at a meeting duly called and held on June 30, 2000:

            RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors in accordance with the provisions of the Restated Certificate of Incorporation of the Corporation (the "Charter"), the Board of Directors hereby creates a series of Preferred Stock, par value $1.00 per share, of the Corporation, and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof (in addition to the provisions set forth in the Charter which are applicable to the Preferred Stock of all classes and series) as follows:

            Section 1. Designation and Amount. The shares of such series shall be designated as "Series B Preferred Stock" (the "Series B Preferred Stock") and the number of shares constituting the Series B Preferred Stock shall be 15,000.

            Section 2. Rank. The shares of Series B Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, (i) senior to (x) the Series A Preferred Stock, par value $1.00 per share, hereafter created in connection with a Shareholders Rights Plan providing for the issuance of such Series A Preferred Stock under certain circumstances and (y) any other class of Preferred Stock hereafter created, and (ii) senior to the Common Stock, par value $.01 per share, of the Corporation (the "Common Stock"). The securities described in clauses (i) and (ii) are referred to herein as "Junior Stock".

            Section 3.  Dividends and Distributions.

            (a) The holders of shares of Series B Preferred Stock, in preference to the holders of Common Stock, and of any other Junior Stock, shall be entitled to receive, when and as declared by the Board of Directors, out of any funds legally available for the purpose, cash dividends in an amount per share (rounded to the nearest cent), subject to the provisions for adjustment set forth in Section 7, equal to 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend or distribution payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock.

            (b) The Corporation shall declare a dividend or distribution on the shares of Series B Preferred Stock as provided in paragraph (a) of this Section 3 immediately after it declares such dividend or distribution on the Common Stock (other than a dividend or distribution payable in shares of Common Stock) and shall pay such dividend or distribution on the shares of Series B Preferred Stock immediately before paying any dividend or distribution on the Common Stock (other than a dividend or distribution payable in shares of Common Stock).

            (c) The Board of Directors may fix a record date for the determination of holders of shares of Series B Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof and in the case of dividends and distributions declared pursuant to paragraph (b) of this Section 3, shall be the same date as the record date for the determination of holders of Common Stock entitled to receive payment of a dividend or distribution triggering declaration of the dividend or distribution declared pursuant to paragraph (b) of this Section 3.

            (d) Dividends paid on the shares of Series B Preferred Stock in an amount less than the total amount of such dividends at the time payable on such shares shall be allocated pro rata on a share by share basis among all such shares at the time outstanding.

            Section 4. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation (which shall not include any transaction covered by Section 5), no distribution shall be made to the holders of any Junior Stock (either as to dividends or upon liquidation, dissolution or winding up) unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received an amount per share, subject to the provisions for adjustment set forth in Section 7, equal to $100, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment; provided, that the holders of shares of Series B Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock.

            Section 5. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination, exchange or other transaction in which the Common Stock is exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series B Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share, subject to the provisions for adjustment set forth in Section 7, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

            Section 6.  Conversion.

            (a) Any holder of shares of Series B Preferred Stock shall have the right, at its option, at any time, to convert, for no further consideration, subject to the provisions for adjustment set forth in Section 7 and the proviso set forth below, any or all of such holder's shares of Series B Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is equal to the product of (x) the number of shares of Series B Preferred Stock being so converted multiplied by (y) 100; provided that, until the termination of (a) the Credit Agreement, dated as of June 12, 1997, as amended and restated as of February 27, 1998, as further amended and restated as of June 29, 1999, as amended or as may be amended, among Foamex L.P., FMXI, Inc., the lenders named therein, the issuing banks named therein, and Citicorp USA, Inc. and The Bank of Nova Scotia, as administrative agents (the "Foamex L.P. Credit Agreement"), (b) the Credit Agreement, dated as of February 27, 1998, as amended or as may be amended, among Foamex Carpet Cushion, Inc., the lenders named therein, the issuing banks named therein, and Citicorp USA, Inc. and The Bank of Nova Scotia, as administrative agents (the "Foamex Carpet Credit Agreement"), (c) the Indenture, dated as of June 12, 1997, as supplemented from time to time, by and among Foamex L.P., Foamex Capital Corporation, General Felt Industries, Inc., Foamex Fibers, Inc. and The Bank of New York, as trustee (the "June 1997 Indenture") and (d) the Indenture, dated as of December 23, 1997, as supplemented from time to time, by and among Foamex L.P., Foamex Capital Corporation, General Felt Industries, Inc., Foamex Fibers, Inc., Foamex LLC, Crain Holdings Corp. and the Bank of New York, as trustee (the "December 1997 Indenture" and, together with the Foamex L.P. Credit Agreement, the Foamex Carpet Credit Agreement and the June 1997 Indenture, the "Credit Agreements and Indentures") or until amendments to the Credit Agreements and Indentures, including amendments to Section 11.01(m) of the Foamex L.P. Credit Agreement,
Section 11.01(l) of the Foamex Carpet Credit Agreement, Section 4.15 of the June 1997 Indenture, and Section 4.15 of the December 1997 Indenture, eliminate the consequences on a "change in control", such conversion would not result in any holder of shares of Series B Preferred Stock becoming, after giving effect to such conversion, the Beneficial Owner (as defined below) of 25% or more of the Voting Stock (as defined below) of the Corporation. For purposes of this Certificate of Designations, "Voting Stock" and "Beneficial Owner" each have the meaning set forth in the Foamex L.P. Credit Agreement and the Foamex Carpet Credit Agreement.

            (b) Notwithstanding any limitation contained in paragraph (a) of this Section 6, in the event of any offer or series of related offers to purchase or exchange any shares of Common Stock, the consummation of which would result in an aggregate of 25% or more of the then outstanding Common Shares being purchased or exchanged, which offer or series of related offers do not include an offer for the Series B Preferred Stock that is at least, per share, equal to 100 times the consideration per share offered for the Common Stock, any holder of the Series B Preferred Stock shall have the right, at its option, beginning not less than five business days prior to the publicly announced expiration of such offer, to convert, for no further consideration, subject to the provisions for adjustment set forth in Section 7, any or all of such holder's shares of Series B Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is equal to the product of (X) the number of shares of Series B Preferred Stock being so converted multiplied by
(Y) 100.

            (c) The issuance by the Corporation of shares of Common Stock upon a conversion of Series B Preferred Stock into shares of Common Stock shall be effective as of the surrender of the certificate or certificates for the Series B Preferred Stock (or depositary receipts issued pursuant to Section 11 hereof) to be converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto). On and after the effectiveness of conversion, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock whether or not the Corporation has complied with the provisions hereof.

            Section 7. Effect of Common Stock Splits, etc. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event under Sections 3, 4, 5 or 6 shall be adjusted by multiplying each such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

          Section 8. Redemption. The shares of Series B Preferred Stock shall not be redeemable.

            Section 9. Voting Rights. Holders of shares of Series B Preferred Stock shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation, except as otherwise required under Delaware law. Except as set forth herein, or as otherwise provided by Delaware law, holders of shares of Series B Preferred Stock shall have no special voting rights and their consent shall not be required for taking any corporate action.

            Section 10. Certain Restrictions. Whenever dividends or distributions payable on the shares of Series B Preferred Stock as provided in
Section 3 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

          (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any Junior Stock; or

          (ii) redeem, purchase or otherwise acquire for consideration any shares of Series B Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of shares of the Corporation upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and the relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

            Section 11. Fractional Shares. The Corporation may issue fractions and certificates representing fractions of shares of Series B Preferred Stock in integral multiples of 1/100th of a share of Series B Preferred Stock, or in lieu thereof, at the election of the Board of Directors at the time of the first issue of any shares of Series B Preferred Stock, evidence such fractions by depositary receipts, pursuant to an appropriate agreement between the Corporation and a depository selected by it; provided that such agreement shall provide that the holders of such depositary receipts shall have all rights, privileges and preferences to which they would be entitled as beneficial owners of shares of Series B Preferred Stock. In the event that fractional shares of Series B Preferred Stock are issued, the holders thereof shall have all the rights provided herein of holders of full shares of Series B Preferred Stock in the proportion which such fraction bears to a full share.

            Section 12. Reacquired Shares. Any shares of Series B Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

            Section 13. Reservation. The Corporation shall at all times reserve and keep available out of its authorized and unissued shares of Common Stock, solely for issuance upon the conversion of the Series B Preferred Stock, free from any preemptive rights or other obligations such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all of the Series B Preferred Stock outstanding.

            Section 14. Amendment. The Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock, voting together as a single class.


            IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its [Title] and attested by its Secretary this ____ day of ___, 2000.

                              FOAMEX INTERNATIONAL INC.


                              By: ________________________________
                                    Name:
                                    Title:

ATTEST:


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Name:
Title: